1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	April 28, 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 1171)

RESULTS REPORT FOR THE FIRST QUARTER OF 2015

IMPORTANT NOTICE

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and the disclosure requirement under Rule 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

The board of directors (the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) confirm that this report does not contain any misrepresentations, misleading statements or material omissions and jointly and severally accept all responsibilities for the authenticity, accuracy and completeness of the information contained in this report.

The report for the results of the first quarter of 2015 of the Company (the “Report”) was considered and approved by the eighth meeting of the sixth session of the Board and all the 10 directors of the Board who were supposed to attend the meeting were present.

The financial statements in this Report have not been audited.

“Reporting Period” means the period from 1 January 2015 to 31 March 2015.

“The Group” means the Company and its subsidiaries.

The Chairman of the Board, Mr. Li Xiyong, the Chief Financial Officer, Mr. Wu Yuxiang, and the Assistant of the General Manager & the head of the Accounting Management Department, Mr. Zhao Qingchun, hereby declare the authenticity, accuracy and completeness of the financial statements in this Report.

Summary of the unaudited results of the Group for the first quarter ended 31 March 2015 is set out as follows:

•	This Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission (the “CSRC”).

•	All financial information contained in this Report is prepared in accordance with the relevant requirements and interpretations under the Accounting Standards for Business Enterprises (2006) promulgated by the Ministry of Finance of the PRC. Shareholders of the Company (the “Shareholders”) and public investors are reminded of the different reporting standards adopted in this Report, the interim report and the annual report of the Company when trading in the shares of the Company.

•	Unless otherwise specified, the currency used in this Report is Renminbi (“RMB”).

•	For the first quarter of 2015, the operating income of the Group was RMB8.4399 billion, representing a decrease of RMB6.6628 billion or 44.1% as compared with the corresponding period of last year. Net profit attributable to the Shareholders was RMB217.8 million, representing a decrease of RMB46.986 million or 17.7% as compared with the corresponding period of last year.

•	The content of the Report is consistent with the announcement published on the Shanghai Stock Exchange. This announcement is published simultaneously in the PRC and overseas.

§1 General Information of the Group

1.1 Major Accounting Data and Financial Indicators

	Unit: RMB’000
	As at the end of the Reporting Period	As at the end of last year	Increase/decrease at the end of the Reporting Period as compared with the end of last year (%)
Total assets	126,455,775	131,135,198	-3.57

Equity attributable to the Shareholders	37,818,601	39,198,678	-3.52

	From the beginning of the year to the end of the Reporting Period (January-March)	From the beginning of the year till the end of the reporting period of the year 2014 (January-March)	Increase/decrease for the Reporting Period as compared with the same period last year (%)
Net cash flows from operating activities	-3,592,589	-747,074	380.89
Operating income	8,439,899	15,102,662	-44.12
Net profit attributable to the Shareholders of the Company	217,844	264,830	-17.74
Net profit attributable to the Shareholders after deducting extraordinary profits and losses	167,297	16,375	921.66
Weighted average return on net assets (%)	0.57	0.67	decreased 0.10 percentage point
Basic earnings per share (RMB)	0.0357	0.0538	-33.64

Extraordinary gain and loss items	Amount for the Reporting Period (January-March)
Gain or loss on disposal of non-current assets	-5,257
Government grants	15,251
Except effective hedging businesses that relate to the Company’s ordinary operating operations, gain or loss from fair value changes on transactional financial assets and liabilities, and investment income from disposal of transactional financial assets, liabilities and available-for-sale financial assets	3,038
Gain or loss on external entrusted loans	25,208
Other non-operating income and expenses excluding the abovementioned items	32,677

Subtotal	70,917

Less: Effect of income tax	19,297

Total amount of extraordinary gain and loss	51,620

Including: amount attributable to the Shareholders	50,547

1.2 Total number of Shareholders at the end of the Reporting Period, the top 10 Shareholders and the top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

	Unit: share
Total number of Shareholders					87,409

Shareholdings of the top 10 Shareholders
Name of Shareholder	Nature of Shareholders	Percentage holding of the total share capital (%)	Number of shares held	Number of shares held subject to trading moratorium	Number of pledged or locked share
Yankuang Group Company Limited (“Yankuang Group”)	State-owned legal person	52.86	2,600,000,000	0	0
HKSCC (Nominees) Limited	Foreign legal person	39.64	1,949,697,499	0	Unknown
CCB-Warburg Industrial Selected Stock Securities Investment Fund	Others	0.16	7,646,298	0	0
Bosera Value Appreciation Securities Investment Fund	Others	0.12	5,999,977	0	0
CCB-Bosera Yufu CSI300 Index Securities Investment Fund	Others	0.07	3,646,116	0	0
ICBC-Penghua CIS A Shares Resource Industry Index Classification Securities Investment Fund	Others	0.06	3,190,579	0	0
ICBC -Harvest Strategic Growth Hybrid Securities Investment Fund	Others	0.05	2,264,020	0	0
BOC-Warburg Industrial Solid Returns Flexible Configuration Hybrid Securities Investment Fund	Others	0.05	2,223,750	0	0
Zhongrong Life Insurance Co., Ltd.- Universal Insurance Products	Others	0.04	2,033,014	0	0
CCB-Bosera Value Appreciation II Securities Investment Fund	Others	0.04	1,899,982	0	0

Top ten Shareholders holding tradable shares not subject to trading moratorium
Name of Shareholder	Number of tradable shares held not subject to trading moratorium at the end of the Reporting Period	Class of shares held

Yankuang Group	2,600,000,000	A Shares

HKSCC (Nominees) Limited	1,949,697,499	H Shares
CCB-Warburg Industrial Selected Stock Securities Investment Fund	7,646,298	A Shares

Bosera Value Appreciation Securities Investment Fund	5,999,977	A Shares
CCB-Bosera Yufu CSI300 Index Securities Investment Fund	3,646,116	A Shares
ICBC-Penghua CIS A Shares Resource Industry Index Classification Securities Investment Fund	3,190,579	A Shares
ICBC -Harvest Strategic Growth Hybrid Securities Investment Fund	2,264,020	A Shares
BOC-Warburg Industrial Solid Returns Flexible Configuration Hybrid Securities Investment Fund	2,223,750	A Shares
Zhongrong Life Insurance Co., Ltd.- Universal Insurance Products	2,033,014	A Shares
CCB-Bosera Value Appreciation II Securities Investment Fund	1,899,982	A Shares

Connected relationship or concerted-party relationship among the above Shareholders

One of Yankuang Group’s wholly-owned subsidiaries incorporated in Hong Kong holds 180 million H shares of the Company through HKSCC (Nominees)

Limited. As at the end of the Reporting Period, Yankuang Group and its wholly-owned Hong Kong subsidiary totally held 2.78 billion shares of the Company, representing approximately 56.52% of the total issued share capital. The manager of Bosera Value Appreciation Securities Investment Fund, CCB-Bosera Yufu CSI300 Index Securities Investment Fund, and CCB-Bosera Value Appreciation II Securities Investment Fund is Bosera Fund Management Co., Ltd. Apart from this, it is unknown whether other Shareholders are connected with one another or whether any of these Shareholders fall within the meaning of parties acting in concert.

Notes:

1.	All the information above is prepared in accordance with the registers of the Shareholders provided by China Securities Depository and Clearing Co., Ltd. Shanghai Branch and Hong Kong Securities Registration Co., Ltd.
2.	As the clearing and settlement agent for the Company’s H shares, HKSCC (Nominees) Limited holds the Company’s H shares in the capacity of a nominee.

The following table sets out the substantial shareholders’ interests and/or short positions in the shares and underlying shares of Company as at 31 March 2015:

Name of substantial shareholder	Class of shares	Capacity	Number of shares held (shares)	Nature of interests	Percentage in the H share capital of the Company	Percentage in total share capital of the Company
Yankuang Group	A Shares (state-owned legal person)	Beneficial owner	2,600,000,000	Long position	—	52.86%
Yankuang Group[1]	H Shares	Interest of controlled corporations	180,000,000	Long position	9.19%	3.66%
BlackRock, Inc.	H Shares	Interest of controlled corporations	120,584,039	Long position	6.16%	2.45%
			47,503,780	Short position	2.43%	0.97%
Templeton Asset Management Ltd.	H Shares	Investment manager	243,802,800	Long position	12.45%	4.96%
JP Morgan Chase & Co.	H Shares	Beneficial owner	43,566,988	Long position	2.22%	0.89%
			7,633,013	Short position	0.39%	0.16%
		Investment manager	8,000	Long position	0.00%	0.00%
		Custodian corporation/ approved lending agent	79,639,035	Long position	4.07%	1.62%
BNP Paribas Investment Partners SA	H Shares	Investment manager	117,641,207	Long position	6.00%	2.39%

Notes:

1.	Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds such H shares in the capacity of beneficial owner.
2.	The percentage figures above have been rounded off to the nearest second decimal place.
3.	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

§2 Significant Matters

2.1 General Operating Performance of the Group

2.1.1 Major operating data

	First quarter		Increase/decrease (%)
	2015	2014
1. Coal business(kilotonne)
Raw coal production	16,726	17,599	-4.96
Saleable coal production	15,386	16,314	-5.69
Sales volume of saleable coal	18,406	26,694	-31.05
2. Railway transportation business(kilotonne)
Transportation volume	3,185	4,675	-31.87
3. Coal chemical business(kilotonne)
Methanol production	446	176	153.41
Methanol sales volume	442	182	142.86
4. Electrical power business(10,000kWh)
Power generation	61,730	30,041	105.49
Electricity sold	39,581	16,347	142.13
5. Heat business(10,000 steam tonnes)
Heat generation	83	80	3.75
Heat sold	4	5	-20.00

2.1.2 Operating performance of the principal businesses of the Group by segment

1. Coal business

(1) Coal production

For the first quarter of 2015, the raw coal production of the Group was 16.73 million tonnes, representing a decrease of 0.87 million tonnes or 5.0% as compared with the corresponding period of last year. The saleable coal production was 15.39 million tonnes, representing a decrease of 0.93 million tonnes or 5.7% as compared with the corresponding period of last year.

The following table sets out the coal production of the Group for the first quarter of 2015:

	Unit: kilotonne
Items	First quarter		Increase/decrease (%)
	2015	2014
I. Raw coal production	16,726	17,599	-4.96
1. The Company	8,387	9,216	-9.00
2. Shanxi Neng Hua	361	426	-15.26
3. Heze Neng Hua‚	961	754	27.45
4. Ordos Neng Huaƒ	1,119	1,030	8.64
5. Yancoal Australia„	4,119	4,975	-17.21
6. Yancoal International…	1,779	1,198	48.50
II. Saleable coal production	15,386	16,314	-5.69
1. The Company	8,379	9,206	-8.97
2. Shanxi Neng Hua	356	419	-15.04
3. Heze Neng Hua	959	753	27.36
4. Ordos Neng Hua	1,119	1,030	8.64
5. Yancoal Australia	3,044	3,723	-18.24
6. Yancoal International	1,529	1,183	29.25

Notes:

	Shanxi Neng Hua refers to Yanzhou Coal Shanxi Neng Hua Company Limited.
‚	Heze Neng Hua refers to Yanmei Heze Neng Hua Company Limited.
ƒ	Ordos Neng Hua refers to Yanzhou Coal Ordos Neng Hua Company Limited.
„	Yancoal Australia refers to Yancoal Australia Limited.
…	Yancoal International refers to Yancoal International (Holding) Co., Ltd.

(2) Coal prices and sales

Affected by the weak demand for coal in both domestic and overseas markets, the coal price of the Group decreased for the first quarter of 2015 as compared with the corresponding period of last year.

The sales volume of saleable coal for the first quarter of 2015 was 18.41 million tonnes, representing a decrease of 8.29 million tonnes or 31.1% as compared with the corresponding period of last year.

The following table sets out the Group’s production and sales of saleable coal by coal types for the first quarter of 2015:

	First quarter of 2015			First quarter of 2014
	Coal production	Sales volume	Sales price	Coal production	Sales volume	Sales price
	(Kilotonne)	(Kilotonne)	(RMB/tonne)	(Kilotonne)	(Kilotonne)	(RMB/tonne)
1.The Company	8,379	6,767	383.42	9,206	8,489	482.60
No. 1 clean coal	66	44	583.70	71	83	703.11
No. 2 clean coal	2,208	1,563	520.04	2,509	2,326	631.69
No. 3 clean coal	971	740	453.69	660	823	515.20
Lump coal	579	504	458.78	589	569	585.25

Sub-total of clean coal	3,824	2,851	492.99	3,829	3,801	601.07

Screened raw coal	2,131	1,888	347.70	3,089	3,015	428.25
Mixed coal & Others	2,424	2,028	262.63	2,288	1,673	311.31
2. Shanxi Neng Hua	356	393	182.96	419	362	250.54
Screened raw coal	356	393	182.96	419	362	250.54
3. Heze Neng Hua	959	498	457.34	753	875	576.86
No. 1 clean coal	—	—	—	21	21	782.05
No. 2 clean coal	525	340	587.34	413	545	726.01
Mixed coal & Others	434	158	176.52	319	309	300.51
4. Ordos Neng Hua	1,119	1,130	186.69	1,030	997	178.10
Screened raw coal	1,119	1,130	186.69	1,030	997	178.10
5. Yancoal Australia	3,044	3,258	459.88	3,723	3,676	549.93
Semi-hard coking coal	343	367	524.86	272	231	632.59
Semi-soft coking coal	237	254	531.56	431	406	653.22
PCI coal	434	464	565.32	631	867	617.65
Thermal coal	2,030	2,173	418.00	2,389	2,172	494.82
6. Yancoal International	1,529	1,569	284.69	1,183	1,120	291.65
Thermal coal	1,529	1,569	284.69	1,183	1,120	291.65
7. Externally purchased coal	—	4,791	484.54	—	11,175	602.09

8. Total for the Group	15,386	18,406	400.50	16,314	26,694	522.45

(3) Cost of coal sales

For the first quarter of 2015, the cost of coal sales business of the Group was RMB4.9014 billion, representing a decrease of RMB6.3468 billion or 56.4% as compared with the corresponding period of 2014. This was mainly due to: (1) the reduction of coal sales volume of externally-purchased caused the cost of coal sales business to decrease by RMB4.3714 billion as compared with the corresponding period of 2014; and (2) continuous measures for expenditure & consumption reduction, enhancement of cost control, and the use of reserves for production safety expenses and production expense for maintaining simple reproduction by the Group caused the cost of coal sales to decrease by RMB1.6135 billion as compared with the corresponding period of 2014.

		Unit: RMB’000, RMB/tonne
Items		First quarter
		2015	2014	Increase/decrease (%)
The Group	Total cost of sales	4,901,419	11,248,186	-56.42

	Cost of sales per tonne	266.29	421.38	-36.81

The Company	Total cost of sales	960,074	2,313,547	-58.50

	Cost of sales per tonne	134.66	263.16	-48.83

Shanxi Neng Hua	Total cost of sales	59,120	69,484	-14.92

	Cost of sales per tonne	150.53	191.89	-21.55

Heze Neng Hua	Total cost of sales	194,509	326,760	-63.75

	Cost of sales per tonne	252.23	373.56	-40.47

Ordos Neng Hua	Total cost of sales	120,557	167,034	-32.48

	Cost of sales per tonne	106.68	167.54	-36.33

Yancoal Australia	Total cost of sales	1,237,747	1,486,235	-16.72

	Cost of sales per tonne	379.91	404.32	-6.04

Yancoal International	Total cost of sales	304,239	363,836	-16.38

	Cost of sales per tonne	193.96	324.88	-40.30

Externally purchased coal	Total cost of sales	2,314,730	6,686,172	-65.38

	Cost of sales per tonne	483.18	598.32	-19.24

For the first quarter of 2015, the cost of coal sales of the Company was RMB960.1 million, representing a decrease of RMB1.3535 billion or 58.5% as compared with the corresponding period of 2014. The cost of coal sales per tonne was RMB134.66, representing a decrease of RMB128.50 or 48.8% as compared with the corresponding period of 2014. This was mainly due to: (1) since October 2014, price adjustment fund of RMB8 per tonne accrued by ROM production has been suspended, therefore the cost of coal sales per tonne was affected and decreased by RMB8.39; (2) continuous measures for expenditure & consumption reduction, use of reserves for production safety expenses and production expense for maintaining simple reproduction caused the cost of coal sales per tonne to decrease by RMB138.74 as compared with the corresponding period of 2014; and (3) the reduction of coal sales volume caused the cost of coal sales to increase by RMB13.55.

For the first quarter of 2015, the cost of coal sales of Shanxi Neng Hua was RMB59.120 million, representing a decrease of RMB10.364 million or 14.9% as compared with the corresponding period of 2014. The cost of coal sales per tonne was RMB150.53, representing a decrease of RMB41.36 or 21.6% as compared with the corresponding period of 2014. This was mainly due to: (1) the reduction in expenditure for outsourced laboring services caused the cost of coal sales per tonne to decrease by RMB17.33; (2) the use of reserves for production safety expenses caused the cost of coal sales per tonne to decrease by RMB9.09; and (3) since August 2014, sustainable development fund accrued for coals based on raw coal production volume has decreased from RMB18/tonne to RMB15/tonne, and this fund had been suspended in December 2014, which led to a decrease in the cost of coal sales by RMB19.66/tonne.

For the first quarter of 2015, the cost of coal sales of Heze Neng Hua was RMB194.5 million, representing a decrease of RMB132.3 million or 40.5% as compared with the corresponding period of 2014. The cost of coal sales per tonne was RMB252.23, representing a decrease of RMB121.33 or 32.5% as compared with the corresponding period of 2014. This was mainly due to: (1) continuous measures for expenditure & consumption reduction decreased the cost of coal sales per tonne by RMB92.09 as compared with the corresponding period of 2014; (2) since October 2014, the price adjustment fund was cancelled, which caused the cost of coal sales per tonne to decrease by RMB14.85; and (3) the reduction in expenditure for outsourced laboring services caused the cost of coal sales to decrease by RMB13.25.

For the first quarter of 2015, the cost of coal sales of Ordos Neng Hua was RMB120.6 million, representing a decrease of RMB46.477 million or 27.8% as compared with the corresponding period of 2014. The cost of coal sales per tonne was RMB106.68, representing a decrease of RMB60.86 or 36.3% as compared with the corresponding period of 2014. This was mainly due to: (1) continuous measures for expenditure & consumption reduction, use of reserves for production safety expenses and production expense for maintaining simple reproduction caused the costs of coal sales per tonne to decrease by RMB37.73 as compared with the corresponding period of 2014; and (2) the increase of coal sales volume caused the cost of coal sales per tonne to decrease by RMB21.71.

For the first quarter of 2015, the cost of coal sales of Yancoal International was RMB304.2 million, representing a decrease of RMB59.597 million or 16.4% as compared with the corresponding period of 2014. The cost of coal sales per tonne was RMB193.96, representing a decrease of RMB130.92 or 40.3% as compared with the corresponding period of 2014. This was mainly due to: (1) continuous measures for expenditure & consumption reduction decreased the cost of coal sales by RMB21.85; (2) the increase of coal sales volume caused the cost of coal sales per tonne to decrease by RMB77.71; and (3) the cost of coal sales per tonne was affected and decreased by RMB30.90 due to the exchange rate depreciation of Australian dollar against RMB as compared with that of 2014.

2. Railway transportation

For the first quarter of 2015, the transportation volume of the Company’s Railway Assets for coal transportation was 3.18 million tonnes, representing a decrease of 1.49 million tonnes or 31.9% as compared with the corresponding period of 2014. Income from railway transportation services (income from transportation volume settled on the basis of ex-mine prices and special purpose railway transportation fees borne by customers) was RMB62.369 million, representing a decrease of RMB51.462 million or 45.2% as compared with the corresponding period of 2014. The cost of railway transportation business was RMB51.488 million, representing a decrease of RMB21.179 million or 29.1%.

3. Coal chemicals business

The following table sets out the operation of methanol business of the Group for the first quarter of 2015:

	Production volume (kilotonne)			Sales volume (kilotonne)
	First quarter of 2015	First quarter of 2014	Increase/ decrease (%)	First quarter of 2015	First quarter of 2014	Increase/ decrease (%)
1. Yulin Neng Hua	180	176	2.27	177	182	-2.75
2. Ordos Neng Hua	266	—	—	265	—	—

Notes:	1. “Yulin Neng Hua” refers to Yanzhou Coal Yulin Neng Hua Co., Ltd.
2. The methanol projects of Ordos Neng Hua were put into commercial operation in January 2015.

	Sales income (RMB’000)			Sales cost (RMB’000)
	First quarter of 2015	First quarter of 2014	Increase/ decrease (%)	First quarter of 2015	First quarter of 2014	Increase/ decrease (%)
1. Yulin Neng Hua	221,832	349,139	-36.46	186,124	235,176	-20.86
2. Ordos Neng Hua	336,530	—	—	263,669	—	—

4. Power business

The following table sets out the operation of power business of the Group for the first quarter of 2015:

	Power generation (10,000 kWh)			Electricity sold (10,000 kWh)
	First quarter of 2015	First quarter of 2014	Increase/ decrease (%)	First quarter of 2015	First quarter of 2014	Increase/ decrease (%)
1. Hua Ju Energy	24,578	23,231	5.80	8,727	15,969	-45.35
2. Yulin Neng Hua	4,283	6,810	-37.11	376	378	-0.53
3. Heze Neng Hua	32,869	—	—	30,478	—	—

Notes:	1. “Hua Ju Energy” refers to Shandong Hua Ju Energy Company Limited. Electricity generated by the power plant of Hua Ju Energy has been sold externally after satisfying its internal operating requirements since March 2014.
2. Electricity generated by the power plant of Yulin Neng Hua is sold externally after satisfying its internal operating requirements.
3. Power plant of Heze Neng Hua was put into commercial operation in November 2014.

	Sales income (RMB’000)			Cost of sales (RMB’000)
	First quarter of 2015	First quarter of 2014	Increase/ decrease (%)	First quarter of 2015	First quarter of 2014	Increase/ decrease (%)
1. Hua Ju Energy	39,570	60,752	-34.87	17,538	32,770	-46.48
2. Yulin Neng Hua	853	857	-0.47	1,139	1,298	-12.25
3. Heze Neng Hua	91,615	—	—	122,398	—	—

5. Heat business

For the first quarter of 2015, Hua Ju Energy generated heat energy of 830 thousand steam tonnes and sold 40 thousand steam tonnes, realizing sales income of RMB9.7 million, with the cost of sales at RMB3.585 million.

2.2 Significant movements of the accounting items and financial indicators of the Group and the reasons thereof

1. Significant movements of items in balance sheet and the reasons thereof

	31 March 2015		31 December 2014		Increase/ decrease (%)
	(RMB’000)	Percentage of total assets (%)	(RMB’000)	Percentage of total assets (%)
Prepayments	3,051,423	2.41	1,971,564	1.50	54.77
Inventories	2,086,737	1.65	1,569,913	1.20	32.92
Notes payable	595,457	0.47	2,102,358	1.60	-71.68
Interest payable	649,475	0.51	957,773	0.73	-32.19
Special reserves	1,209,407	0.96	1,785,012	1.36	-32.25

As at 31 March 2015, prepayments of the Group were RMB3.0514 billion, representing an increase of RMB1.0799 billion or 54.8% as compared with that of the beginning of 2015. This was mainly due to the increase of prepayments for externally purchased coal.

As at 31 March 2015, inventories of the Group were RMB2.0867 billion, representing an increase of RMB516.8 million or 32.9% as compared with that of the beginning of 2015. This was mainly due to the increase of inventories of the Company and Heze Neng Hua by RMB484.1 million and RMB69.131 million, respectively, influenced by coal market.

As at 31 March 2015, notes payable of the Group was RMB595.5 million, representing a decrease of RMB1.5069 billion or 71.7% as compared with that of the beginning of 2015. This was mainly due to the honored notes payable of RMB1.4881 billion during the Reporting Period.

As at 31 March 2015, interest payable of the Group was RMB649.5 million, representing a decrease of RMB308.3 million or 32.2% as compared with that of the beginning of 2015. This was mainly due to the corporate bond interest of RMB303 million repaid during the Reporting Period.

As at 31 March 2015, special reserves of the Group were RMB1.2094 billion, representing a decrease of RMB575.6 million or 32.2% as compared with that of the beginning of 2015. This was mainly due to the use of the production safety expenses and production maintenance expenses for previous year of RMB806.3 million during the Reporting Period.

2. Significant movements of items in income statement and the reasons thereof

	First quarter of 2015 (RMB’000)	First quarter of 2014 (RMB’000)	Increase/ decrease (%)	Main reasons for change
Operating income	8,439,899	15,102,662	-44.12

1. Sales income of externally purchased coal decreased by RMB4.4071 billion as compared with the corresponding period of last year; and

2. Sales income of self-produced coal decreased by RMB2.1677 billion as compared with the corresponding period of last year.

Operating cost	6,072,899	12,514,432	-51.47

1. Sales cost of externally purchased coal decreased by RMB4.3714 billion as compared with the corresponding period of last year; and

2. Sales cost of self-produced coal decreased by RMB1.9753 billion as compared with the corresponding period of last year.

Operating taxes and surcharges	176,433	124,358	41.88	Resource tax increased by RMB55.893 million due to the fact that the collection basis of resource tax has been changed from volumes into prices.
Investment income	89,417	-62,210	—

1. Income from the investment in China HD Zouxian Co., Ltd., Yankuang Group Finance Co., Ltd. and Shaanxi Future Energy Co., Ltd. increased by RMB135.1 million as compared with the corresponding period of last year; and

2. The loss of Middlemount Joint Venture decreased by RMB29.28 million as compared with the corresponding period of last year.

Non-operating revenue	51,469	317,228	-83.78

1. Government grants decreased by RMB259.6 million as compared with the corresponding period of last year; and

2. At the corresponding period of last year, RMB115 million interest of capital usage charges of Zhuan Longwan coal mine’s mining rights was relieved by Ordos’s government.

Income tax	65,920	10,752	513.10	Income tax increased by RMB67.893 million as Yancoal International turned losses into gains.

3. Significant movements of items in cash flow statement and the reasons thereof

	First quarter of 2015 (RMB’000)	First quarter of 2014 (RMB’000)	Increase/ decrease (%)	Main reasons for change
Net cash flows from operating activities	-3,592,589	-747,074	380.89

1. Cash received from sales of goods or provision of labor services decreased by RMB7.2493 billion as compared with the corresponding period of last year; and

2. Cash paid for purchase of goods and receipt of labor services decreased by RMB3.8117 billion as compared with the corresponding period of last year.

Net cash flows from investing activities	-494,209	-1,369,714	-63.92

1. Net cash inflow decreased by RMB844.5 million as compared with the corresponding period of last year which was due to the change of restricted deposits; and

2. At the corresponding period of last year, the Group paid RMB1.4421 billion for the repurchase of CVR shares issued to Gloucester’s former shareholders (excluding Noble Group Limited).

Net cash flows from financing activities	-1,265,339	7,978,664	-115.86

1. Cash inflow decreased by RMB7.0897 billion as compared with the corresponding period of last year which was due to the decrease of bank loan and issue bonds;

2. Cash outflow increased by RMB4.8085 billion as compared with the corresponding period of last year which was due to the repayments for debts;

3. Cash outflow decreased by RMB3.4 billion as compared with the corresponding period of last year which was due to the change of restricted deposits; and

4. Cash paid for dividend distribution and interest payment increased by RMB563 million as compared with the corresponding period of last year.

Net increase in cash and cash equivalents	-5,211,962	5,992,363	-186.98	—

2.3 Progress and impact of significant events and analysis of resolution

2.3.1 Extended Litigation or Arbitration to fall within the Reporting Period

2.3.1.1 Progress of the dispute arbitration in relation to the performance of the contract between Shanxi Neng Hua and Shanxi Jinhui Coke Chemical Co., Ltd. (“Shanxi Jinhui”)

In February 2005, Shanxi Neng Hua and Shanxi Jinhui entered into an Asset Swap Contract and a Material Supply Contract. According to the contracts, if Shanxi Jinhui could not guarantee and provide the land for lease, gas, water, electricity supply and rail transportation required for the set up and production of Shanxi Tianhao Chemical Co., Ltd. (a subsidiary of Shanxi Neng Hua) (“Tianhao Chemical”), Shanxi Jinhui should compensate for the actual losses of Tianhao Chemical. If Tianhao Chemical failed to maintain continuous operation due to the breach of contract by Shanxi Jinhui, Shanxi Jinhui should purchase all the equity interests of Tianhao Chemical held by Shanxi Neng Hua to compensate the losses. The purchasing price should exceed the base price comprising the total amount of the project investment plus the interest on bank loans over the same period.

As Shanxi Jinhui failed to fulfill contractual obligations under the above contracts such as the contracted obligations of gas, middlings and land supply and even suspended the gas supply without notice, Tianhao Chemical was unable to maintain continuous operations. In April 2012, the methanol project of Tianhao Chemical was forced to cease production as a result. In September 2013, Shanxi Neng Hua applied for the arbitration to the Beijing Arbitration Commission, requiring Shanxi Jinhui to purchase all the equity interests of Tianhao Chemical held by Shanxi Neng Hua and pay a total of RMB798.8 million for the equity transfer and other losses according to the contracts.

In October 2013, Shanxi Neng Hua submitted the application for property preservation to the People’s Court of Xinghualing District, Taiyuan City, Shanxi Province. 39% of equity equivalents of Shanxi Jinhui Longtai Coal Co., Ltd. held by Shanxi Jinhui was frozen and sealed up.

As at the date of this Report, the case has not yet been concluded.

2.3.1.2 Progress of the litigation on Coal Sales Contract between Zhongxin Daxie Fuel Co., Ltd. and the Company

Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”), as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Shandong Provincial Higher People’s Court in September 2013, alleging a failure by the Company to perform its delivery obligations under a coal sales contract between the parties. Zhongxin Daxie sued for the termination of the coal sales contract, return of payments for goods and damage in an amount of RMB163.6 million.

The Company has delivered goods to the third party designated by Zhongxin Daxie after the execution of the contract and Zhongxin Daxie has settled the payment with the Company. All the obligations have been fulfilled under the contract.

It was the first instance judgment of the Shandong Provincial Higher People’s Court that: Zhongxin Daxie’s claim was rejected and the litigation fee of RMB0.8602 million had to be borne by Zhongxin Daxie. On 30 June 2014, the Company received the Notice of Appearance on Appeal from the Supreme People’s Court of the People’s Republic of China (the “Supreme Court”); the Supreme Court has decided to accept Zhongxin Daxie’s appeal of judgment of the first instance judgment of the litigation. For details, please refer to the announcements in relation to the update on this litigation dated 29 April 2014 and 30 June 2014, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

As at the disclosure date of this Report, the case has not yet been concluded. So its impacts on the Company’s current profit and late profit cannot be determined so far.

There were no other litigation, arbitration and events called into question by the Media except for the above reported items during the Reporting Period.

2.3.2 Securities issuance

Issuance of 2015 short-term financing notes (first tranche)
Issuer	Yanzhou Coal Mining Co., Ltd.
Value date	20 March 2015
Interest rate	5.19%
Amount of issue in total	RMB5 billion
Net proceeds	RMB4.99 billion
Use of proceeds	Replenishing the working capital of the Company; repaying the bank loan

2.3.3 Major connected transactions

At the seventh meeting of the sixth session of the Board held on 27 March 2015, the Company considered and approved that: (i) the Company and Yankuang Group Finance Co., Ltd. entered into the “Financial Services Agreement” and determined the annual cap for such transaction for the period from 1 April 2015 to 31 March 2016, applying state-prescribed price as the main pricing way. (ii). the Company and Shandong Yankuang Security Service Company signed the “Coal Train Convoy Service Contract” , determining the annual cap for such transaction for the period from 1 February 2015 to 31 March 2016 and applying reasonable cost plus reasonable profits as the main ways to determine transaction price. For details, please refer to the “Announcement in relation to Resolutions Passed at the Seventh Meeting of the Sixth Session of the Board” dated 27 March 2015 and the announcement in relation to daily connected transactions. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

2.3.4 Change of directors, supervisors and senior management

Due to work allocation, Mr. Zhang Xinwen, the former vice chairman of the Company, has tendered his resignation to the Board and resigned from the positions of director and vice chairman of the Company with effect from 13 March 2015.

Save as disclosed above, there was no other appointment or resignation of directors, supervisors and senior management during the reporting period.

2.3.5 Carrying out the principal guaranteed financing business

As approved at the 2014 first extraordinary general meeting of the Company held on 24 October 2014, on 13 February 2015 and 16 February 2015, the Company entered into agreements with 6 banks, namely, Zoucheng sub-branch of Agricultural Bank of China Limited, Zoucheng sub-branch of Industrial and Commercial Bank of China Limited, Zoucheng sub-branch of Bank of China Limited, Jinan Yanshan sub-branch of Qilu Bank Co., Ltd., Jining branch of Industrial Bank Co., Ltd. and Jining branch of Guangdong Development Bank, respectively, to purchase the principal guaranteed wealth management products from above mentioned 6 banks with a total amount of RMB5 billion by own fund. Types of products are principal-guaranteed and floating income wealth management products and principal and income guaranteed wealth management product, with an investment term of 1 month. After the maturity date, the Company has taken back all principal, as well as the income amounting to RMB19.775 million of the above principal-guaranteed wealth management products and is not involved in any lawsuit. For details, please refer to the announcements in relation to the purchase of wealth management products dated 13 February 2015 and 16 February 2015, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities news.

2.4 Performance of the undertakings by the Company and shareholders holding more than 5% of the shares of the Company

Undertaker	Undertakings	Term of performance	Performance
Yankuang Group	Avoidance of horizontal competition Yankuang Group and the Company entered into the Restructuring Agreement when the Company was carrying out the restructure in 1997, pursuant to which Yankuang Group undertook that it would take various effective measures to avoid horizontal competition with the Company.	Long-term effective	Ongoing (there is no violation of undertaking by Yankuang Group)

Transfer of the mining right of Wanfu coal mine
	In 2005, when the Company acquired equity interests in Heze Neng Hua held by Yankuang Group, Yankuang Group undertook that the Company had the right to acquire the mining right of Wanfu coal mine within 12 months after it had obtained such mining right.	Within 12 months after Yankuang Group had obtained the mining right of Wanfu coal mine	Such performance has not been completed yet. (Currently Yankuang Group is applying for the mining right of Wanfu coal mine)

§3 Directors

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr.Wang Xiaojun and Mr. Xue Youzhi.

Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board
28 April 2015

Appendices:

Consolidated Balance Sheet

31 March 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 31 March 2015	As at 1 January 2015
CURRENT ASSETS:
Cash at bank and on hand	15,314,114	20,526,075
Excess reserves settlement
Lending to banks and other financial institutions
Financial assets at fair value through profit or loss
Derivative financial assets
Bills receivable	5,235,380	5,068,353
Accounts receivable	1,983,837	2,015,752
Prepayments	3,051,423	1,971,564
Premiums receivable
Accounts receivable reinsurance
Reserve for reinsurance contract receivable
Interest receivable	78,290	53,403
Dividends receivable
Other receivables	678,172	648,847
Purchase of resold financial assets
Inventories	2,086,737	1,569,913
Held-to-sale assets
Non-current assets due within one year	1,705,764	1,743,254
Other current assets	3,293,327	3,287,107

TOTAL CURRENT ASSETS	33,427,044	36,884,268

NON-CURRENT ASSETS:
Total disbursement of loans and advances
Available-for-sale financial assets	449,946	388,763
Held-to-maturity investments	1,250,000	1,250,000
Long-term accounts receivable	138,874	234,914
Long-term equity investments	3,163,448	3,086,497
Real estate investment
Fixed assets	28,277,409	29,156,814
Construction in progress	28,585,550	28,710,049
Construction materials	22,395	20,033
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	21,321,037	22,518,822
Development expenditure
Goodwill	972,008	992,053
Long-term deferred expenses	63,562	39,476
Deferred tax assets	7,753,059	6,797,493
Other non-current assets	1,031,443	1,056,016

TOTAL NON-CURRENT ASSETS	93,028,731	94,250,930

TOTAL ASSETS	126,455,775	131,135,198

The financial statements from Page 20 to Page 34 are signed by the following responsible officers: Legal Representative of the Company: Li Xiyong Chief Financial Officer: Wu Yuxiang

Head of Accounting Department: Zhao Qingchun

Consolidated Balance Sheet (Continued)

31 March 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 31 March 2015	As at 1 January 2015
CURRENT LIABILITIES:
Short-term borrowings	2,831,330	2,827,850
Borrowings from central bank
Deposits absorption and deposits between companies
Borrowings from banks or other financial institutions
Financial liabilities at fair value through profit or loss		664
Derivative financial liabilities
Bills payable	595,457	2,102,358
Accounts payable	1,914,418	2,125,594
Advances from customers	817,439	798,437
Amounts from sale of repurchased financial assets
Service charge and commissions payable
Salaries and wages payable	935,210	872,079
Taxes payable	-216,976	-193,152
Interest payable	649,475	957,773
Dividend payable
Other payables	4,646,127	5,721,476
Accounts receivable reinsurance
Reserve for insurance contract
Acting trading securities
Acting underwriting securities
Held-to-sale liabilities
Non-current liabilities due within one year	3,613,132	3,632,943
Other current liabilities	8,042,846	8,405,051

TOTAL CURRENT LIABILITIES	23,828,458	27,251,073

NON-CURRENT LIABILITIES:
Long-term borrowings	32,894,978	32,547,502
Bonds payable	16,066,291	16,040,608
Including: preferred shares
Perpetual bonds
Long-term payables	2,446,532	2,460,272
Long-term salaries and wages payable	340	7,563
Special accounts payable
Estimated liabilities	912,929	766,010
Deferred revenue	54,691	57,509
Deferred tax liabilities	8,237,426	8,365,210
Other non-current liabilities

TOTAL NON-CURRENT LIABILITIES	60,613,187	60,244,674

TOTAL LIABILITIES	84,441,645	87,495,747

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400	4,918,400
Other equity instruments	2,485,000	2,485,000
Including: preferred shares
Perpetual bonds	2,485,000	2,485,000
Capital reserves	1,285,991	1,285,991
Less: treasury stock
Other comprehensive income	-6,976,393	-5,954,077
Special reserves	1,209,407	1,785,012
Surplus reserves	5,900,135	5,900,135
Provision for general risk
Undistributed earnings	28,996,061	28,778,217
Equity attributable to Shareholders	37,818,601	39,198,678
Minority interest	4,195,529	4,440,773

TOTAL SHAREHOLDERS’ EQUITY	42,014,130	43,639,451

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	126,455,775	131,135,198

Balance Sheet of the Parent Company

31 March 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 31 March 2015	As at 1 January 2015
CURRENT ASSETS:
Cash at bank and on hand	12,606,762	18,425,914
Financial assets at FVTPL
Derivative financial asset
Bills receivable	5,125,065	5,050,409
Accounts receivable	1,119,224	528,576
Prepayments	905,755	248,314
Interests receivable	2,119,926	1,741,124
Dividends receivable
Other receivables	4,440,882	3,997,717
Inventories	1,133,796	654,160
Held-to-sale assets
Non-current assets due within one year	8	8
Other current assets	2,887,428	2,887,428

TOTAL CURRENT ASSETS	30,338,846	33,533,650

NON-CURRENT ASSETS:
Available-for-sale financial assets	11,375,577	11,272,623
Held-to-maturity investment	11,192,000	11,302,000
Long-term accounts receivable
Long-term equity investments	34,002,079	32,750,851
Investment real estate
Fixed assets	7,719,018	7,990,457
Construction in progress	154,706	54,564
Construction Materials
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	2,128,112	2,168,814
Development expenditure
Goodwill
Long-term deferred expenses	35	37
Deferred tax assets	1,295,529	1,426,160
Other non-current assets	117,926	117,926

TOTAL NON-CURRENT ASSETS	67,984,982	67,083,432

TOTAL ASSETS	98,323,828	100,617,082

Balance Sheet of the Parent Company (Continued)

31 March 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 31 March 2015	As at 1 January 2015
CURRENT LIABILITIES:
Short-term borrowings	2,831,330	2,827,850
Financial liabilities at FVTPL		664
Derivative financial liabilities
Bills payable	279,434	1,767,508
Accounts payable	726,779	932,681
Advances from customers	401,036	403,618
Salaries and wages payable	423,528	383,699
Taxes payable	65,171	118,398
Interest payable	615,364	866,185
Dividends payable
Other payables	13,892,062	13,949,327
Held-to-sale liabilities
Non-current liabilities due within one year	2,417,435	2,417,431
Other current liabilities	7,846,829	8,204,748

TOTAL CURRENT LIABILITIES	29,498,968	31,872,109

NON-CURRENT LIABILITIES:
Long-term borrowings	8,002,183	8,106,446
Bonds payable	9,924,029	9,920,792
Including: preferred share
Perpetual bond
Long-term payable	3,593,077	3,569,389
Long-term salaries and wages payable
Special accounts payable
Accrued liabilities
Deferred income	12,233	13,091
Deferred tax liabilities	214,496	199,197
Other non-current liabilities

TOTAL NON-CURRENT LIABILITIES	21,746,018	21,808,915

TOTAL LIABILITIES	51,244,986	53,681,024

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400	4,918,400
Other equity instrument	2,485,000	2,485,000
Including: preferred share
Perpetual bond	2,485,000	2,485,000
Capital reserves	1,939,077	1,939,077
Less: treasury stock
Other comprehensive income	195,689	140,185
Special reserves	862,103	1,447,774
Surplus reserves	5,855,025	5,855,025
Undistributed profits	30,823,548	30,150,597

TOTAL SHAREHOLDERS’ EQUITY	47,078,842	46,936,058

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	98,323,828	100,617,082

Consolidated Income Statement

The first quarter of 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The first quarter of 2015	The first quarter of 2014
1’ TOTAL OPERATING INCOME	8,439,899	15,102,662
Including: operating income	8,439,899	15,102,662
Interest income
Premium income
Income from service charges and commissions
2. TOTAL OPERATING COST	8,339,101	15,144,783
Including: Operating cost	6,072,899	12,514,432
Interest expenses
Service charges and commission expenditure
Cash surrender value
Net amount of compensation payout
Net amount of provisions for insurance contract guarantee fund
Insurance policy dividend expense
Reinsurance expenses
Operating taxes and surcharges	176,433	124,358
Selling expenses	647,487	773,614
General and administrative expenses	973,414	1,213,086
Financial expenses	457,091	449,731
Impairment loss of assets	11,777	69,562
Add: Gain on fair value change (The loss is listed beginning with “-”)	664	-19,504
Investment income (The loss is listed beginning with “-”)	89,417	-62,210
Including: Investment income of associates and joint ventures	66,779	-62,210
Exchange gains (The loss is listed beginning with “-”)
3. Operating profit (The loss is listed beginning with “-”)	190,879	-123,835
Add: Non-operating income	51,469	317,228
Including: Gains on disposal of non-current assets	130	2,193
Less: Non-operating expenditures	8,799	5,142
Including: Losses on disposal of non-current assets	5,388	47
4. Total profit (The total loss is listed beginning with “-”)	233,549	188,251
Less: Income tax	65,920	10,752
5. Net profit (The net loss is listed beginning with “-”)	167,629	177,499
Net profit attributable to Shareholders	217,844	264,830
Including: Net profit attributable to the holders of other equity instruments of the parent company	42,500
Gains and losses of minority interest	-50,215	-87,331
6’ Net other comprehensive income after tax	-1,219,378	1,224,284
Net other comprehensive income after tax attributable to the parent company’s holders	-1,022,316	983,090
(1) Other comprehensive income, which will not be reclassified into the profits and losses in future
(2) Other comprehensive income, which will be reclassified into the profits and losses in future	-1,022,316	983,090
1. Other comprehensive income classified to gains and losses in the future shared by the investee accounted under equity method	9,609
2. Gains and losses of the fair value changes of the AFS financial assets	45,896	-3,693
3. Effective part of the gains and losses of cash flow hedging	-258,900	391,557
4. Translation balance of the foreign currency financial statements	-818,921	595,226
Net other comprehensive income after tax attributable to the minorities	-197,062	241,194
7’ Total comprehensive income	-1,051,749	1,401,783
Comprehensive gains attributable to Shareholders	-804,472	1,247,920
Including: total comprehensive income attributable to the holders of other equity instruments of the parent company	42,500
Comprehensive gains and losses of minority interest	-247,277	153,863
8’ Earnings per share
(1) Earnings per share, basic	0.0357	0.0538
(2) Earnings per share, diluted	0.0357	0.0538

Income Statement of the Parent Company

The first quarter of 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The first quarters of 2015	The first quarters of 2014
1’ TOTAL OPERATING INCOME	3,934,824	10,089,089
Less: Operating cost	2,186,172	8,195,774
Operating taxes and surcharges	134,136	91,128
Selling expense	179,908	139,717
General and administrative expense	692,711	906,192
Financial expenses	357,912	424,292
Impairment loss of assets
Add: Gain from the fair value changes (The loss is listed beginning with “-”)	664	-10,344
Investment income (The loss is listed beginning with “-”)	508,905	247,282
Including: Investment income of associates and joint ventures	109,619	9,910
2’ Operating profit (The loss is listed beginning with “-”)	893,554	568,924
Add: Non-operating income	1,735	160,223
Including: Gains on disposal of non-current assets	6	2,064
Less: Non-operating expense	2,547	3,406
Including: Loss on disposal of non-current assets		47
3’ Total profit (The total loss is listed beginning with “-”)	892,742	725,741
Less: Income tax	219,789	196,249
4’ Net profit (The net loss is listed beginning with “-”)	672,953	529,492
Net profit attributable to shareholders of parent company	672,953	529,492
Including: Net profit attributable to the holders of other equity instruments of the parent company	42,500
5’ Net other comprehensive income after tax	55,505	-3,693
(1) Other comprehensive income, which will not be reclassified into the profits and losses in future
(2) Other comprehensive income, which will be reclassified into the profits and losses in future	55,505	-3,693
1. Other comprehensive income classified to gains and losses in the future shared by the investee accounted under equity method	9,609
2. Gains and losses of the fair value changes of the AFS financial assets	45,896	-3,693
3. Effective part of the gains and losses of cash flow hedging
4. Translation balance of the foreign currency financial statements
6’ Total comprehensive income	728,458	525,799
Comprehensive gains attributable to Shareholders	728,458	525,799
Including: total comprehensive income attributable to the holders of other equity instruments of the parent company	42,500
7’ Earnings per share
(1) Earnings per share, basic	0.1282	0.1077
(2) Earnings per share, diluted	0.1282	0.1077

Consolidated Cash Flow Statement

The first quarter of 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The first quarter of 2015	The first quarter of 2014
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services	9,482,700	16,732,010
Net increase in customer’s deposits and financial institution deposits
Net increase in borrowings from central bank
Net increase in borrowings from other financial institutions
Cash received from former-insurance premiums
Net cash received from reinsurance business
Net increase of insured savings and investment
Net increase from disposal of financial assets at FVTPL
Cash received from interests, service charge and commission
Net increase in borrowings from other companies
Net amount from repurchasing businesses
Tax refunding	168,511	155,220
Other cash received relating to operating activities	363,609	424,010

Sub-total of cash inflows	10,014,820	17,311,240

Cash paid for goods and services purchased	9,265,494	13,077,194
Net increase in loans and advance from customers
Net increase in deposits in central bank and other financial institutions
Cash paid for former insurance contracts claims
Cash paid for interests, service charge and commissions
Cash paid for insurance policy dividends
Cash paid to employees and on behalf of employees	2,191,744	2,558,080
Taxes payments	1,189,226	1,277,089
Other cash paid relating to operating activities	960,945	1,145,951

Sub-total of cash outflows	13,607,409	18,058,314

NET CASH FLOW FROM OPERATING ACTIVITIES	-3,592,589	-747,074

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments
Cash received from return of investments income	2,384
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	212	8,168
Net cash received from disposal of subsidiaries and other business units
Other cash received relating to investing activities	144,491	879,582

Sub-total of cash inflows	147,087	887,750

Cash paid to acquire fixed assets, intangible assets and other long-term assets	617,861	794,627
Cash paid for investments	7,000
Net increase of pledged loans
Net cash paid for the acquisition of subsidiaries and other business units
Other cash paid relating to investing activities	16,435	1,462,837

Sub-total of cash outflows	641,296	2,257,464

NET CASH FLOW FROM INVESTING ACTIVITIES	-494,209	-1,369,714

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Including: cash received from minority shareholders of subsidiaries
Cash received from borrowings	810,000	2,942,174
Cash received from bonds	4,990,000	9,947,500
Other cash received relating to financial activities	4,980

Sub–total of cash inflows	5,804,980	12,889,674

Repayments of borrowings and debts	5,924,726	1,116,226
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	943,524	380,551
Including: cash paid for distribution of dividends or profits by subsidiaries to minority shareholders
Other cash paid relating to financing activities	202,069	3,414,233

Sub-total of cash outflows	7,070,319	4,911,010

NET CASH FLOW FROM FINANCING ACTIVITIES	-1,265,339	7,978,664

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	140,175	130,487
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	-5,211,962	5,992,363
Add: Cash and cash equivalents, opening	20,207,280	10,965,667
6. Cash and cash equivalents, closing	14,995,318	16,958,030

Cash Flow Statement of the Parent Company

The first quarter of 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The first quarter of 2015	The first quarter of 2014
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services	4,091,321	11,283,197
Tax refunding
Other cash received relating to operating activities	282,607	413,503

Sub-total of cash inflows	4,373,928	11,696,700

Cash paid for goods and services	4,589,167	9,107,161
Cash paid to and on behalf of employees	1,476,182	1,801,277
Taxes payments	920,350	962,183
Other cash paid relating to operating activities	863,125	873,829

Sub-total of cash outflows	7,848,824	12,744,450

NET CASH FLOW FROM OPERATING ACTIVITIES	-3,474,896	-1,047,750

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	110,000	319,000
Cash received from return of investments	37,438	59,106
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	5	5,232
Net cash amount received from the disposal of subsidiaries and other business units
Other cash received relating to investing activities	430,339	1,455,370

Sub-total of cash inflows	577,782	1,838,708

Cash paid to acquire fixed assets, intangible assets and other long-term assets	115,899	235,049
Cash paid for investments	1,132,000
Net cash paid for the acquisition of subsidiaries and other business units
Other cash paid relating to investing activities	778,577	1,094,593

Sub-total of cash outflows	2,026,476	1,329,642

NET CASH FLOW FROM INVESTING ACTIVITIES	-1,448,694	509,066

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Cash received from borrowings	810,000	1,710,000
Cash received from bonds	4,990,000	9,947,500
Cash received relating to other financing activities	27,500	296,319

Sub–total of cash inflows	5,827,500	11,953,819

Repayments of borrowings	5,924,726	1,116,226
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	809,369	176,739
Other cash payment relating to financing activities		3,399,990

Sub-total of cash outflows	6,734,095	4,692,955

NET CASH FLOW FROM FINANCING ACTIVITIES	-906,595	7,260,864

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	11,033	-7,280
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	-5,819,152	6,714,900
Add: Cash and cash equivalents, opening	18,327,804	6,620,343
6. Cash and cash equivalents, closing	12,508,652	13,335,243

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC